SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

14 Hatidhar Street, Ra'anana 4366516, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

MER Telemanagement Solutions Ltd.

6-K Item

1. MTS Announces Third Quarter 2014 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Date: November 13, 2014

MTS Announces Third Quarter 2014 Financial Results

Ra’anana, Israel – November 13, 2014 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE), Mobile Money and telecommunications expense management (TEM) solutions and services, today announced its financial results for the third quarter of 2014.

Revenues for the third quarter of 2014 were $1.8 million, compared with $3.0 million in revenues during the same quarter last year and revenues of $1.7 million in the second quarter of 2014. The Company’s operating loss was $430,000 in the third quarter of 2014 compared to an operating profit of $391,000 for the third quarter of 2013 and compared to operating loss of $291,000 in the second quarter of 2014. Net loss for the third quarter was $458,000 or ($0.10) per diluted share, compared with net income of $274,000 or $0.06 per diluted share in the third quarter of 2013 and a net loss of $302,000 or ($0.06) per diluted share in the second quarter of 2014. The principal factor that adversely affected the quarter’s results was the termination of revenues from the agreement with Simple Mobile that ended on December 31, 2013.

Revenues for the nine month period ended September 30, 2014 were $5.3 million, compared with $9.4 million for the comparable period in 2013. Net loss for the nine months ended September 30, 2014 was $1,075,000 or ($0.23) per diluted share, compared with net income of $927,000 or $0.20 per diluted share in the comparable period in 2013.

As of September 30, 2014, MTS had cash and restricted marketable securities of $5.5 million, as compared to $6.5 million as of December 31, 2013.

"We are exploring accretive acquisitions and entering new business areas as part of our strategy to enhance our business and increase shareholder value," said Mr. Chaim Mer, Chairman of the Board of the Company.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for Telecom Expense Management (TEM), Enterprise Mobility Management (EMM), Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of an organization with rapid access to concise, actionable data.

MTS’s solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE services to allow the quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,331	$6,369
Restricted cash	278	63
Restricted marketable securities	145	153
Trade receivables, net	570	943
Other accounts receivable and prepaid expenses	107	147

Total current assets	6,431	7,675

LONG-TERM ASSETS:
Severance pay fund	729	725

PROPERTY AND EQUIPMENT, NET	118	183

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	434	567

Total other assets	3,913	4,046

Total assets	$11,191	$12,629

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$277	$254
Accrued expenses and other liabilities	1,786	2,200
Deferred revenues	1,740	1,766
Liabilities of discontinued operations	348	362

Total current liabilities	4,151	4,582

LONG-TERM LIABILITIES
Accrued severance pay	850	857
Deferred tax liability	29	29

Total long-term liabilities	879	886

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	20,401	20,317
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(15)	(6)
Accumulated deficit	(14,209)	(13,134)

Total shareholders' equity	6,161	7,161

Total liabilities and shareholders' equity	$11,191	$12,629

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2014	2013	2014	2013
Revenues:
Services	$4,257	$7,846	$1,409	$2,520
Product sales	1,080	1,511	401	440

Total revenues	5,337	9,357	1,810	2,960

Cost of revenues:
Services	1,825	2,628	620	799
Product sales	395	599	83	172

Total cost of revenues	2,220	3,227	703	971

Gross profit	3,117	6,130	1,107	1,989

Operating expenses:
Research and development, net of grants from the OCS	1,090	1,019	440	351
Selling and marketing	1,356	1,576	413	448
General and administrative	1,705	2,347	684	799

Total operating expenses	4,151	4,942	1,537	1,598

Operating profit (loss)	(1,034)	1,188	(430)	391
Financial income (expenses), net	(45)	68	(40)	31
Other loss, net	(1)	-	-	-

Income (loss) before taxes on income	(1,080)	1,256	(470)	422

Tax on income, net	9	329	2	148

Net income (loss) from continuing operations	$(1,089)	$927	$(472)	$274

Net income from discontinued operations	14	-	14	-

Net income (loss)	$(1,075)	$927	$(458)	$274

Basic and diluted net income (loss) per Ordinary share	$(0.23)	$0.20	$(0.10)	$0.06

Weighted average number of Ordinary shares used in computing basic net income (loss) per share	4,670,336	4,657,507	4,667,235	4,665,557

Weighted average number of Ordinary shares used in computing diluted net income (loss) per share	4,678,892	4,718,788	4,667,235	4,679,174